UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2023

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.

Suite 700, 838 W. Hastings Street, Vancouver, BC V6C 0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

Trillion Energy International Inc. (the “Company”) is furnishing this Form 6-K to provide its consolidated interim financial statements for the three months ended March 31, 2023, and 2022 and Management Discussion and Analysis related thereto as filed in the SEDAR filing system.

Exhibits:

99.1	CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE three MONTHS ENDED march 31, 2023 AND 2022

99.2	MANAGEMENT DISCUSSION AND ANALYSIS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLION ENERGY INTERNATIONAL INC.
(Registrant)

Date: May 29, 2023	By:	/s/ Ozge Karalli
Ozge Karalli
Chief Financial Officer